Exhibit (a)(11)

FOR IMMEDIATE RELEASE

MCAFEE.COM SPECIAL COMMITTEE AND BOARD OF DIRECTORS RECOMMENDS THAT MCAFEE.COM STOCKHOLDERS ACCEPT NETWORK ASSOCIATES’ EXCHANGE OFFER AND TENDER THEIR SHARES

DETERMINES THAT THE OFFER IS FAIR

SUNNYVALE, California, August 23, 2002 – McAfee.com Corporation (Nasdaq: MCAF) announced today that after careful consideration by the special committee of its board of directors, including a thorough review with its financial and legal advisors, the special committee and the full board of directors of McAfee.com have determined that Network Associates’ (NYSE: NET) offer to acquire each outstanding share of McAfee.com’s Class A common stock in exchange for $8.00 plus 0.675 of a share of Network Associates common stock is fair.

The current offer of $8.00 in cash plus 0.675 of a share of Network Associates common stock represents a value of $17.86 per share based on the closing price of Network Associates common stock as of August 21, 2002, which represents an increase of 81% over Network Associates’ original offer in March 2002 of $9.86 per share, also based on the closing price of Network Associates common stock on August 21, 2002.

The special committee and the board of directors recommend that holders of McAfee.com’s Class A common stock accept Network Associates’ offer and tender their shares of McAfee.com common stock in exchange for the cash and Network Associates common stock.

“The special committee is pleased that Network Associates has presented an offer we are able to recommend to our stockholders,” said special committee member Frank Gill. “McAfee.com’s stockholders can now receive what we believe is a fair value for their holdings and benefit from the strategic advantages of the recombined companies.”

“As this process comes to a close we will continue our relentless focus on execution, now for stockholders of both companies,” said Srivats Sampath, president and chief executive officer of McAfee.com. “I am delighted that all stockholders will be able to benefit from the upside potential of this combination.”

The special committee and the board of directors determined that the exchange offer is fair based, among other reasons and considerations, on the following:

•
The opinion of Morgan Stanley & Co. Incorporated, the special committee’s financial advisor, that subject to and based on assumptions described in its written opinion, the per share consideration of $8.00 plus 0.675 of a share of Network Associates common stock is fair to the holders of McAfee.com’s Class A common stock (other than Network Associates and its affiliates), from a financial point of view.

•
The special committee’s belief, after taking into account the current and historical financial condition, results of operations, competitive position, business prospects and strategic objectives of each of McAfee.com and Network Associates, that the per share consideration of $8.00 plus 0.675 of a share of Network Associates common stock adequately reflects the long-term value inherent in McAfee.com as a stand-alone company.

•
The historical and market prices of McAfee.com’s Class A common stock, the fact that the current offer represents an 81% increase over the 0.675 exchange ratio described in Network Associates’ original offer in March 2002, and the exchange ratio implied by the market prices of McAfee.com’s Class A common stock and Network Associates’ common stock as of recent dates.

•
The form of consideration to be paid to holders of Class A common stock exchanged in the exchange offer, including the immediate liquidity and fixed value of the cash portion of the per share consideration and the opportunity afforded by the stock portion of the per share consideration to participate in any future growth of McAfee.com’s business and Network Associates’ businesses other than McAfee.com as a result of owning Network Associates common stock.

•
Although the uncertainty of the potential impact of the SEC investigation of Network Associates’ accounting practices continues, the Special Committee considered the following points: (1) that George Samenuk and Stephen Richards, the chief executive officer and chief financial officer, respectively, of Network Associates, have recently certified that the information contained in Network Associates’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 fairly presents in all material respects the financial condition and results of operations of Network Associates, (2) that it is uncertain when the SEC investigation would be resolved and (3) the likelihood that stockholders concerned about the potential impact of the SEC investigation would have the opportunity to dispose of their holdings in Network Associates given the liquidity of Network Associates common stock.

•
The combination of McAfee.com and Network Associates would reduce or eliminate customer, market and brand confusion due to the fact that McAfee.com’s on-line services and products incorporate a number of the same features as and share the McAfee brand name with Network Associates products. In addition, by combining McAfee.com’s resources with those of Network Associates, McAfee.com will be able to more effectively and cost efficiently address the consumer market and the small and medium-sized business market for services and products sold via the internet than McAfee.com is capable of as a stand-alone company.

•
The Special Committee considered the potential impact of alleged violations by both companies of certain intercompany agreements. Although the Special Committee has not yet received the findings of an independent audit of potential violations of the intercompany agreements, based on an internal review, the Special Committee did not believe that the impact of the alleged violations of the intercompany agreements was so significant as to alter its view that the current offer adequately reflects the long-term value inherent in McAfee.com.

•
The combination of McAfee.com and Network Associates would allow the companies to operate with a single strategic focus and would reduce or eliminate actual and potential conflicts between the companies caused by the overlapping objectives of their respective business units and confusion over market boundaries delineated by agreements between the two companies.

•
McAfee.com stockholders generally would not recognize gain for federal income tax purposes on the stock portion of the per share consideration that they would receive by exchanging their shares in the exchange offer if a merger of McAfee.com into Network Associates occurs and the exchange offer, together with the merger, qualifies as a reorganization for federal income tax purposes.

•
By tendering their shares in the exchange offer, holders of Class A common stock will receive consideration for their shares sooner than if McAfee.com and Network Associates had pursued a negotiated merger transaction.

This press release relates to the exchange offer of Networks Associates, Inc. disclosed on a Schedule TO filed on July 2, 2002, and as amended through August 15, 2002. Holders of McAfee.com’s Class A common stock and other interested parties are advised to read McAfee.com’s Solicitation/Recommendation Statement on Schedule 14D-9, filed August 23, 2002, as it may be amended from time to time because it contains important information. Holders of McAfee.com’s Class A common stock and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 and other documents filed by McAfee.com with the Securities and Exchange Commission at the Securities and Exchange Commission’s internet Web site at www.sec.gov. Each of these documents may also be obtained, free of charge, by contacting McAfee.com’s Investor Relations, 535 Oakmead Parkway, Sunnyvale, CA 94085, (408) 992-8100 or by logging on at www.mcafee.com.

McAfee.com stockholders may obtain additional information from Innisfree M&A Incorporated by calling, toll-free (888) 750-5834, and banks and brokers may call collect (212) 750-5833.

Statements that are not statements of historical fact may be forward-looking statements. Important factors that could cause McAfee.com’s actual results to differ materially from the forward-looking statements contained in this press release can be found in McAfee.com’s most recent quarterly report on Form 10-Q for the quarter ended June 30, 2002.

About McAfee.com

McAfee.com Corporation is a world-leading provider of managed Web security, optimization and maintenance services. Using a patented system and process of delivering software through an Internet browser, McAfee.com has redefined how software is developed, delivered and experienced by PC users at home and at work, virtually eliminating the need to install, configure and manage the technology on a local PC or network. McAfee.com hosts software application services on its vast technology infrastructure and provides these services to users online through its Web site www.mcafee.com. For more information, contact McAfee.com at 408-992-8100 or visit http://www.mcafee.com.

NOTE: McAfee is a registered trademark of Networks Associates, Inc. and/or its affiliates in the U.S. and/or other countries. All other registered and unregistered trademarks in this document are the sole property of their respective owners.

Contact:
Joele Frank or Andy Brimmer
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Shawn Wolfe
McAfee.com Corporation
(408) 992-8100
swolfe@mcafee.com

4